HILLSTREAM BIOPHARMA, INC.

1200 Route 22 East, Suite 2000

Bridgewater, NJ 08807

October 15, 2021

VIA EDGAR

United States Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Attention:	Jenn Do
Daniel Gordon
Abby Adams
Christopher Edwards

Re:	Hillstream BioPharma, Inc.
Registration Statement on Form S-1
Filed September 27, 2021
File No. 333-259821

Dear Ladies and Gentlemen:

This letter sets forth responses on behalf of Hillstream BioPharma, Inc., a Delaware corporation (the “Company”), to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated October 7, 2021 (“Comment Letter”) regarding the Company’s Registration Statement on Form S-1 (the “Registration Statement”).

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraphs in this letter and is restated prior to the response to such comment.

Registration Statement on Form S-1 filed September 27, 2021

Gatefold, page i

1. We reissue comment 2, to the extent your pipeline table does not have a column for Phase 3 of clinical development.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Risk Factors

Risks Related to Our Common Stock and This Offering, page 41

2. We note that the forum selection provision in your Certificate of Incorporation identifies the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain litigation, including any “derivative action.” The exclusive forum risk factor on page 47 states that “This exclusive forum provision would not apply to suits brought to enforce any liability or duty created by the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction and also refers to a federal forum provision. The related disclosure on page 99 provides parallel disclosure. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Your Certificate of Incorporation does not include any language carving out Securities Act or Exchange Act claims from the application of the exclusive forum provision. If the provision applies to Securities Act claims, please revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. Finally, revise your risk factors to highlight the risk that the forum selection provision increases the cost for shareholders to bring a claim against you.

RESPONSE:	The Company has filed an amendment (the “Amendment”) to its Certificate of Incorporation, as amended, with the Delaware Secretary of State to carve out Securities Act and Exchange Act claims from the application of the exclusive forum provision. The Amendment is filed as Exhibit 3.5 to the Registration Statement.

Industry and Market Data, page 48

3. We reissue comment 14. We note you have restored the prior disclosure and indicated you “may be liable” for the information you have chosen to include in the prospectus. You cannot disclaim responsibility for disclosure in your document. Revise to remove the express and implied disclaimers and clarify that you are responsible for the disclosure in your document.

RESPONSE:	The Company has revised the Registration Statement to address this comment.

Certain Relationships and Related Person Transactions, page 96

4. We have read your response to comment 6 in our letter dated August 23, 2021. As previously requested, please: i) clearly explain the reason(s) for loaning Mr. Mazur a subordinated convertible promissory note in the amount of $300,000 several months before his Board appointment; and ii) advise us of where this amount has been reflected in the financial statements as of December 31, 2020.

RESPONSE:	During the year ended December 31, 2020, the Company’s Chief Executive Officer discussed the Company’s business with Leonard Mazur who, at the time, had no affiliation with the Company. Based upon such discussions, Mr. Mazur decided to loan the Company $300,000 which the Company evinced by issuing Mr. Mazur a convertible promissory note (the “Note”) during the year ended December 31, 2020. Mr. Mazur’s loan appears in (i) the “Related Party convertible notes, net, less short term portion,” line of the Company’s audited consolidated balance sheets for the years ended December 31, 2020 and 2019 although Mr. Mazur was not a related party as of December 31, 2020 and (ii) in the “Net cash provided by financing activities” line of the Company’s audited consolidated statement of cash flows for the years ended December 31, 2020 and 2019. In addition, the Note is referenced in the section titled “Convertible Promissory Notes” in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Registration Statement.

Subsequent to the issuance of the Note and after year-end, the Company’s Chief Executive Officer continued discussing the Company’s business, including its strategy, with Leonard Mazur. Thereafter, and based upon such discussions and Mr. Mazur’s experience in the biotechnology industry, the Chief Executive Officer of the Company deemed it advisable to appoint Mr. Mazur as a member of the Company’s board of directors effective as of July 2021.

Sincerely,

Hillstream BioPharma, Inc.

/s/ Randy Milby
By:	Randy Milby
Title:	Chief Executive Officer